Exhibit 99.1

CI Financial Announces Third Quarter Earnings Conference Call and Webcast

TORONTO--(BUSINESS WIRE)--October 22, 2021--CI Financial Corp. (“CI”) (TSX:CIX; NYSE:CIXX) will release its financial results for the third quarter of the 2021 fiscal year on Thursday, November 11, 2021.

CI will hold a conference call with analysts that day at 10:00 a.m. Eastern Time, led by Chief Executive Officer Kurt MacAlpine and Chief Financial Officer Amit Muni. A live webcast of the call and slide presentation can be accessed here, or through the Investor Relations section of CI’s website.

Alternatively, investors may listen to the discussion through the following numbers (passcode: 676295):

  Canada toll-free: 1-833-950-0062
  United States: 1-844-200-6205
  United States (New York local): 1-646-904-5544
  All other locations: +1 929-526-1599.

About CI Financial
CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. CI managed and advised on approximately C$320.4 billion (US$252.7 billion) in client assets as at September 30, 2021. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through CI Assante Wealth Management (Assante Wealth Management (Canada) Ltd.), CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Barrett Asset Management, LLC, BDF LLC, Budros, Ruhlin & Roe, Inc., Bowling Portfolio Management LLC, Brightworth, LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, Dowling & Yahnke, LLC, Doyle Wealth Management, LLC, One Capital Management, LLC, Portola Partners Group LLC, Radnor Financial Advisors, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, Segall, Bryant & Hamill, LLC, Stavis & Cohen Private Wealth, LLC, and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward- looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
Canada
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com

United States
Trevor Davis, Gregory FCA for CI Financial
610-415-1145
cifinancial@gregoryfca.com